UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41437

Vox Royalty Corp.
(Registrant)

1499 WEST 120th AVENUE, SUITE 110

WESTMINSTER, CO 80234

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K of Vox Royalty Corp. (the “Company”) are hereby incorporated by reference herein and are hereby incorporated by reference into and as exhibits to the Company’s Registration Statement on Form F-10, as amended (File No. 333-284746), under the U.S. Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: September 24, 2025	By:	/s/ Kyle Floyd
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Underwriting Agreement
99.2	Term Sheet
99.3	Consent of McCarthy Tétrault LLP
99.4	Press Release
99.5	Press Release

3